Exhibit 99.3

Ascendis Pharma A/S Reports Second Quarter 2016 Financial Results and Provides Business Update

- Vision 20/20 Focuses on Building a Rare Disease Company and

Expanded Endocrinology Pipeline -

- Conference Call Today at 4:30 p.m. ET -

COPENHAGEN, Denmark, August 31, 2016/ PR Newswire/ – Ascendis Pharma A/S (Nasdaq: ASND), a biopharmaceutical company that utilizes its innovative TransCon technology to address significant unmet medical needs in rare diseases, today provided a business update and announced financial results for the three months ended June 30, 2016.

“We are pleased to outline the Ascendis Vision 20/20 strategic outlook and announce two additional pipeline candidates, TransCon Parathyroid Hormone (PTH) and TransCon C-Type Natriuretic Peptide (CNP) in the rare disease endocrinology space,” commented Jan Mikkelsen, President and Chief Executive Officer. “Following the expansion of our portfolio and the recent initiation of our TransCon Growth Hormone Phase 3 heiGHt Trial, we are one step closer to becoming a leading, integrated rare disease company.”

Recent Corporate Highlights

•	Conducted End-of-Phase 2 discussions with the U.S. Food and Drug Administration (FDA) and various regulatory agencies worldwide for the TransCon Growth Hormone Phase 3 program

•	Initiated the global Phase 3 heiGHt Trial of TransCon Growth Hormone in children with growth hormone deficiency (GHD)

•	Identified two new pipeline candidates, TransCon PTH for hypoparathyroidism for which the company plans to submit an IND in the second of quarter of 2017, and TransCon CNP for achondroplasia for which the company plans to submit an IND in the fourth quarter of 2017

•	Appointed Scott T. Smith as Senior Vice President and Chief Financial Officer

•	Elected Birgitte Volck, M.D., Ph.D., Head of Research and Development, Rare Diseases for GlaxoSmithKline plc to the Ascendis Board of Directors

Vision 20/20 Strategic Outlook

Ascendis Pharma also announced its long-term strategic outlook, Vision 20/20. The plan reflects the company’s mission to create best-in-class rare disease products that address unmet medical needs, by utilizing the TransCon technology to improve parent drugs with demonstrated clinical proof-of-concept.

Vision 20/20 highlights the company’s plan to:

•	Advance the company’s pipeline of three rare disease endocrinology product candidates that address unmet medical needs and have significant market potential, including:

•	TransCon Growth Hormone, currently in Phase 3 clinical development for GHD, a growth disorder

•	TransCon PTH for hypoparathyroidism, an endocrine deficiency disease

•	TransCon CNP for achondroplasia, a growth disorder and the most common type of dwarfism

•	Achieve regulatory approval for at least two of these rare disease endocrinology products between 2020 and 2024

•	Identify a new rare disease therapeutic area with three high-value product opportunities including a clinical-stage candidate by 2020

•	Leverage the pipeline to create a leading integrated commercial business primarily focused on the U.S. market based on best-in-class rare disease products

Ascendis Pharma will also host an R&D Update for the investment community on Friday, September 30, 2016 in New York City where the company will provide details on market opportunities, product profiles, and data and development plans for its pipeline product candidates.

Second Quarter Financial Results

For the second quarter of 2016, Ascendis Pharma reported a net loss of €13.3 million, or €0.53 per share (basic and diluted) compared to a net loss of €15.0 million, or €0.63 per share (basic and diluted) during the same period in 2015.

Research and development costs for the second quarter were €13.3 million compared to €12.6 million in the same period in 2015. Research and development costs during both the 2016 and 2015 periods were primarily related to the company’s ongoing development of its Phase 3 TransCon Growth Hormone program, including clinical and manufacturing costs.

General and administrative expenses for the second quarter were €2.7 million compared to €2.1 million in the same period in 2015. The increase is primarily due to an increase in administrative personnel to respond to increasing compliance requirements of a publicly traded company.

As of June 30, 2016, the company had cash and cash equivalents of €90.8 million compared to €101.9 million as of March 31, 2016.

Conference Call and Webcast information

Ascendis Pharma will host a conference call and webcast today at 4:30 p.m. ET to discuss the business update and second quarter 2016 financial results. Telephone numbers for the live conference call are (844) 290-3904 (United States) and (574) 990-1036 (International). The access code for all callers is 67089108. The webcast can be accessed on the Investors and News section of the Ascendis Pharma website at www.ascendispharma.com, and will be available for replay until September 30, 2016.

About Ascendis Pharma A/S

Ascendis Pharma is a biopharmaceutical company utilizing its innovative TransCon technology to address significant unmet medical needs in rare diseases by improving clinically-validated parent drugs and creating therapies with potential for best-in-class efficacy, safety and/or convenience. The company is applying the TransCon technology platform to build a leading rare disease commercial company, while also leveraging it across a broad range of therapies through collaborations.

Ascendis Pharma has a wholly-owned pipeline of rare disease endocrinology programs, including once-weekly TransCon Growth Hormone, which is currently being evaluated in the Phase 3 heiGHt Trial for children with growth hormone deficiency (GHD), TransCon PTH, a long-acting prodrug of parathyroid hormone for hypoparathyroidism, and TransCon CNP, a long-acting prodrug of C-Type Natriuretic Peptide for achondroplasia. Additionally, Ascendis Pharma has multi-product collaborations with Sanofi in diabetes and Genentech in the field of ophthalmology, which are focused on using the TransCon technology to develop leading products.

For more information, please visit www.ascendispharma.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) our product pipeline, (ii) our potential to become a leading, integrated rare disease company, (iii) our plans to submit an IND for TransCon PTH in the second of quarter of 2017, and for TransCon CNP in the fourth quarter of 2017, (iv) our mission to create best-in-class rare disease products that address unmet medical needs, (v) whether we will be able to achieve regulatory approval for at least two rare disease endocrinology products between 2020 and 2024, (vi) our ability to leverage our pipeline to create a commercial business primarily focused on the U.S. market based on best-in-class rare disease products and to generally leverage our platform across a broad range of therapies through our collaborations, and (vii) our ability to identify a new rare disease therapeutic area with three high-value product opportunities including a clinical-stage candidate by 2020. We may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that we make, including the following: unforeseen safety or efficacy results in our TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs; unforeseen expenses related to the development of TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs, general and administrative expenses, other research and development expenses and our business generally; delays in the development of TransCon Growth Hormone, TransCon PTH and TransCon CNP or other development programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; dependence on third party manufacturers to supply study drug for planned clinical studies; and our ability to obtain additional funding, if needed, to support our business activities. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to our business in general, see our current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F for the year ended December 31, 2015, which we filed with the SEC on April 15, 2016. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments we may enter into or make. We do not assume any obligation to update any forward-looking statements, except as required by law.

FINANCIAL TABLES FOLLOW

Ascendis Pharma A/S

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (loss)

(In EUR’000s, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Revenue	1,136	1,943	2,394	4,024
Research and development costs	(13,279)	(12,641)	(29,521)	(19,975)
General and administrative expenses	(2,669)	(2,144)	(5,577)	(4,549)

Operating profit / (loss)	(14,812)	(12,842)	(32,704)	(20,500)
Finance income	1,453	5	1,473	9,140
Finance expenses	—	(2,486)	(2,764)	(2,495)

Profit / (loss) before tax	(13,359)	(15,323)	(33,995)	(13,855)
Tax on profit / (loss) for the period	74	284	192	238

Net profit / (loss) for the period	(13,285)	(15,039)	(33,803)	(13,617)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(14)	—	7	(18)

Other comprehensive income / (loss) for the period, net of tax	(14)	—	7	(18)

Total comprehensive income / (loss) for the period, net of tax	(13,299)	(15,039)	(33,796)	(13,635)

Profit / (loss) for the period attributable to owners of the Company	(13,285)	(15,039)	(33,803)	(13,617)
Total comprehensive income / (loss) for the period attributable to owners of the Company	(13,299)	(15,039)	(33,796)	(13,635)

Basic earnings / (loss) per share	(0.53)	(0.63)	(1.34)	(0.60)
Diluted earnings / (loss) per share	(0.53)	(0.63)	(1.34)	(0.60)

Ascendis Pharma A/S

Unaudited Condensed Consolidated Interim Statements of Financial Position

(In EUR’000s)

	June 30,	December 31,
	2016	2015
Assets
Non-current assets
Intangible assets	3,495	3,495
Property, plant and equipment	2,430	2,355
Deposits	262	270

	6,187	6,120
Current assets
Trade receivables	392	1,064
Other receivables	601	338
Prepayments	3,657	3,819
Income taxes receivable	1,144	784
Cash and cash equivalents	90,753	119,649

	96,547	125,654

Total assets	102,734	131,774

Equity and liabilities
Equity
Share capital	3,382	3,374
Other reserves	9,550	5,678
Retained earnings	77,977	111,277

Total equity	90,909	120,329

Current liabilities
Trade payables and other payables	10,101	8,373
Deferred income	1,583	3,072
Income taxes payable	141	—

	11,825	11,445

Total liabilities	11,825	11,445

Total equity and liabilities	102,734	131,774

Internal contact:

Scott T. Smith

Chief Financial Officer

(650) 352-8389

ir@ascendispharma.com

Investor contact:

Patti Bank

Westwicke Partners

(415) 513-1284

patti.bank@westwicke.com

Media contact:

Ami Knoefler

SparkBioComm

(650) 739-9952

ami@sparkbiocomm.com